Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

SUPPL

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	[redacted]	0 4
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	04012168	1
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	14 January 2004	No of sheets:	1

Current report 1/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 5 January 2004 a change in share capital was registered by the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration for the company PU "Mercus Serwis"-Sp. z o.o. with its registered head office in Lubin (an indirect subsidiary of KGHM Polska Miedź S.A.). The share capital of PU "Mercus Serwis"-Sp. z o.o. was increased by PLN 100 thousand through the creation of 200 shares having a nominal value of PLN 500 each.
The new shares were obtained by PHP "Mercus"-Sp. z o.o. (a subsidiary of KGHM Metale S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.).
The share capital of PU "Mercus Serwis"-Sp. z o.o. after registration amounts to PLN 400 thousand and is divided into 800 shares of PLN 500 each.
Following registration of this change in share capital, PHP "Mercus"-Sp. z o.o. owns 800 shares, representing 100% of the share capital, of PU "Mercus Serwis"-Sp. z o.o. and which grant the right to the same number of votes at the General Meeting.
The total number of votes arising from all issued shares after registration of this change in share capital is 800.

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

DYREKTOR NACZELNY
Andrzej Kowalczyk

Zarządu
Józef Dudziak